                                                                OMB APPROVAL


                                                 OMB  Number: 3235-0145
                                                 Expires: December  31,  2005
                                                 Estimated   average  burden
                                                 hours per response .....11







                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                           Life Medical Sciences Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     53215M
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 21, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-l(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-l(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745(2/95)
                                   Page 1 of 6


CUSIP No. ______________                                 13G                          Page 2 of 6

--------- ------------------------------------------------------------------------------------------------

 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert P. Hickey

--------- ------------------------------------------------------------------------------------------------

 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a) [_]

                    (b) [X]

--------- ------------------------------------------------------------------------------------------------

3          SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------

 4         CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------- ------------------------------------------------------------------------------------------------

                                   5     SOLE VOTING POWER
                                         1,861,448 shares

                                  ----- ------------------------------------------------------------------

  Number of                       6     SHARED VOTING POWER
  Shares                                0
  Beneficially                   ----- ------------------------------------------------------------------
  Owned By
  Each                            7     SOLE DISPOSITIVE POWER
  Reporting                             1,861,448 shares
  Person                         ----- ------------------------------------------------------------------
  With
                                  8     SHARED DISPOSITIVE POWER
                                        0
--------------------------------- ----- ------------------------------------------------------------------

 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,861,448 shares

--------- ------------------------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]


--------- ------------------------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                       5.1%

--------- ------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
                    IN

--------- ------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

  (a) Name of Issuer: Life Medical Sciences, Inc.

  (b) Address of Issuer's Principal Executive Offices:

  (c)       PO Box 219
            Little Silver, NJ 07739

Item 2.

  (a) Name of Person Filing:  Robert P. Hickey

  (b) Address of Principal Business Office, or, if none, Residence:

                             92 Gooseneck Point Rd.
                             Oceanport, NJ 07757

  (c) Citizenship: United States.

  (d) Title of Class of Securities:

      Common Stock, $0.001 par value per share.

  (e) CUSIP Number: 53215M101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


  (a) [_]  Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).

  (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

  (f) [_] An employee benefit plan or endowment fund in accordance with ss. 240.13d- 1(b)(1)(ii)(F).

   (g) [_] A parent holding company or control person in accordance with ss.240.13d- 1(b)(ii)(G).

   (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)  [_]  Group,  in  accordance  with  ss.240.13d-1(b)(1)(ii)(H)

Item 4.    Ownership.

     (a)  Amount  Beneficially  Owned:  1,861,448  shares.  See  Note  1.
     (b)  Percent  of  Class:5.1%
     (c)  Number  of  shares  as  to  which  such  person  has:

           (i) Sole power to vote or direct the vote: 1,861,448 shares. See Note 1.
          (ii) Shared  power  to  vote  or  direct  the  vote:  0  shares.
         (iii) Sole power to dispose or direct the disposition of: 1,861,448 shares. See Note 1.
          (iv) Shared  power  to dispose or direct the disposition of: 0 shares.

          Note 1- Represents shares underlying currently exercisable options. Does not include (i) 500,000 shares of common stock underlying an option held by the reporting person that becomes exercisable in March 2004 and (ii) 40,584 shares of common stock held of record by the reporting person's wife. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, the reporting person disclaims beneficial ownership of shares held of record by his wife.


Item 5.    Ownership of Five Percent or Less of a Class

                                    Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

                                    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                    Not Applicable.

Item 8.    Identification and Classification of Members of the Group

                                    Not Applicable.

Item 9.    Notice of Dissolution of Group

                                    Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 4, 2003


                                             /s/Robert  P.  Hickey
                                             -----------------------------------
                                             Robert  P.  Hickey


 Attention:       Intentional  misstatements or omissions of fact constitute
                  Federal  criminal  violations (See 18 U.S.C. 1001)